May 5, 2009

Dear Shareowner of JetBlue Airways Corporation:

SUPPORT PROPOSAL #4 TO PROVIDE FOR MAJORITY VOTE IN DIRECTOR ELECTIONS

We are writing to urge you to vote “FOR” proposal #4 at JetBlue Airways Corporation’s May 14th, 2009 shareowner meeting. CalPERS is the nation’s largest public pension fund with approximately $165 billion in assets. As of record date March 17, 2009 CalPERS owned approximately 629,000 shares of JetBlue Airways. Proposal #4 is a non-binding shareowner proposal asking the Board of Directors to amend the Company’s articles of incorporation and/or bylaws to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections. CalPERS urges JetBlue shareowners to vote “FOR” Proposal 4.

JETBLUE STOCK & BOARD ACCOUNTABILITY CONCERNS

Time period ending 3/31/2009	Jetblue Airways Corp (JBLU)	Russell 3000 Index	Relative Return Russell 3000 Index	Airline Russell 3000 GICS Industry Peer Index	Relative Return Russell 3000 GICS Industry Peer Index
5 years	-78.32%	-20.94%	-57.37%	-68.08	-10.24
3 years	-65.95%	-35.40%	-30.55%	-73.66	7.71
1 year	-37.07%	-38.20%	1.13%	-47.85	10.78

Source: FactSet

CalPERS believes fully accountable corporate governance structures produce, over the long term, the best returns to shareowners. For the period ending March 31, 2009, JetBlue has underperformed on a total stock return basis -57.37% and -30.55% relative to the Russell 3000 Index; and, on an absolute basis -78.32% and -65.95% over these same time periods. CalPERS believes corporate governance practices should focus board attention on optimizing sustainable positive returns. One such practice is a director election standard which requires a majority of votes cast for a director to be elected/re-elected to the board.

CalPERS Public Employees’ Retirement System Shareowner Alert

BOARD ACCOUNTABILITY STANDARDS SHOULD APPLY TO COMPANIES OF ALL SIZES

A majority voting standard holds corporate directors accountable for company performance and empowers shareowners to have a say over what is in the best interest of JetBlue. Plurality voting is rapidly being replaced with majority voting in director elections. Approximately 66% of the S&P 500 has adopted some form of majority voting – an indication of the current direction of good corporate governance – and this trend does not apply to large companies alone. Currently, there are a growing number of mid-sized and small companies that are adopting a majority vote standard.

YOU CAN HELP – VOTE FOR PROPOSAL #5

•	Send a message by voting FOR proposal # 4 on the JetBlue proxy card.

•	Ensure every account, no matter how many or how few shares, supports this proposal.

•	Furthermore, we ask our fellow investors – to publicize their vote when cast. We believe this will further unite and encourage investors to both support – and benefit from – this campaign.

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Do not be misled. If you are a large holder and find yourself under pressure from JetBlue management to vote against our proposal, ask yourself why defeating this initiative – which is intended to improve board accountability, shareowner rights, and shareowner value – is so important to them.

Please refer to the company’s proxy statement for more information. If you have any questions or need assistance with voting your shares, call InvestorCom, Inc., who is assisting us with this effort, at 203-972-9300.

Sincerely,

Eric Baggesen
Senior Investment Officer – CalPERS Global Equity

PLEASE NOTE: The cost of this solicitation is being borne entirely by CalPERS and is being done through the use of one or more of the following forms of communication: mail, e-mail, and/or telephone communication. CalPERS is not asking for your proxy card. Please do not send us your proxy card but return it to the proxy-voting agent in the envelope that was provided to you.

CalPERS Public Employees’ Retirement System Shareowner Alert